Exhibit (e)(7)

Excerpts from Airgas, Inc. Preliminary Proxy Statement on Schedule 14A relating to the 2010 Annual Meeting of Stockholders as filed with the Securities and Exchange Commission on July 8, 2010.

COMPENSATION OF DIRECTORS

Only directors who are not employees of Airgas receive compensation for their services as directors. Our compensation package for non-employee directors for the 2010 fiscal year was composed of cash, which consisted of an annual retainer of $25,000, plus a fee of $1,500 for each Board or committee meeting attended during the 2010 fiscal year, and stock option grants under the Airgas, Inc. Amended and Restated 2006 Equity Incentive Plan, referred to in this proxy statement as the 2006 Equity Plan. The cash component of the directors’ compensation is set by the Board following review and recommendation by the Governance and Compensation Committee. We also reimburse our non-employee directors for their out-of-pocket expenses incurred in connection with attendance at Board, committee and stockholder meetings, and other company business. Non-employee directors are eligible to participate in the 2006 Equity Plan and the Airgas, Inc. Deferred Compensation Plan II, referred to in this proxy statement as the Deferred Compensation Plan II, and some of our directors have participated in the Airgas, Inc. Deferred Compensation Plan I, referred to in the proxy statement as the Deferred Compensation Plan I, and more fully described under the heading “Retirement and Other Plans and Programs” found on page 39 of this proxy statement.

In order to closely align the interests of directors with those of our stockholders, a majority of the directors’ compensation is in the form of stock options. The number of options granted is determined annually by the Board following review and recommendation by the Governance and Compensation Committee. The exercise price of each option is equal to the closing price of our common stock on the date of grant and each option is exercisable immediately. Options granted to non-employee directors during the 2010, 2009, 2008 and 2007 fiscal years expire after eight years and options granted to non-employee directors in prior fiscal years expire after 10 years. On August 18, 2009, each Board member serving on the Board as of that date was granted options to acquire 7,000 shares of our common stock with an exercise price of $44.18 per share.

The Chairmen of the Governance and Compensation Committee and the Finance Committee also receive an additional $3,000 annual retainer, and the Chairman of the Audit Committee receives an additional $5,000 annual retainer.

Each year, non-employee directors may elect to defer, under the Deferred Compensation Plan II, all or a portion of his or her director’s fees. The amount deferred is credited to an account that tracks valuation funds selected by the participant from a family of funds under the plan, one of which tracks Airgas common stock. The balance is paid at the election of the director within the alternatives offered under the plan, and the unpaid account balance accrues interest based on earnings in the selected valuation funds. In addition, one of our current directors maintains a balance in the Deferred Compensation Plan I.

We believe that directors should be stockholders and should have a financial stake in the company. Directors are expected to maintain, within five years of joining our Board, at least 25,000 shares of Airgas common stock (which may include up to 22,500 shares under options) or shares having a value equal to five times the director’s annual Board retainer (which may include in-the-money options). Compliance with these guidelines is expected by November 11, 2013 for all current directors, and all but one director satisfy these ownership requirements at the present time.

Director Compensation Table

The following table shows the compensation earned by each non-employee director in the 2010 fiscal year.

Director	Fees Earned or Paid in Cash ($)(1)	Option Awards ($)(2)	All Other Compensation ($)	Total ($)
W. Thacher Brown	49,000	107,542	-0-	156,542

James W. Hovey	52,000	107,542	-0-	159,542

Richard C. Ill	46,000	107,542	-0-	153,542

Paula A. Sneed	55,000	107,542	-0-	162,542

David M. Stout	50,500	107,542	-0-	158,042

Lee M. Thomas	49,000	107,542	-0-	156,542

John C. van Roden, Jr.	64,500	107,542	-0-	172,042

Ellen C. Wolf	52,000	107,542	-0-	159,542

(1)	Consists of the aggregate amount of all fees earned or paid in cash for services as a director, consisting of annual Board and committee chair retainers and Board and committee meeting fees earned by non-employee directors, as described above. During the 2010 fiscal year, Ms. Sneed chose to defer a portion of her cash compensation as a director under the Deferred Compensation Plan II.
(2)	The amounts shown reflect the grant date fair value of stock options granted during the 2010 fiscal year, computed in accordance with FASB ASC Topic 718. These dollar amounts do not correspond to the actual value that may be realized by the non-employee directors. For information on the valuation assumptions made in the calculation of these amounts, refer to Note 15 to Airgas’ consolidated financial statements for the fiscal year ended March 31, 2010, included in our Annual Report on Form 10-K filed with the SEC on May 27, 2010. Each non-employee director on the Board at the time was granted an option under the 2006 Equity Plan to purchase 7,000 shares on August 18, 2009 with an exercise price of $44.18 per share. As of March 31, 2010, the following non-employee directors held options to purchase the following number of shares: Mr. Brown, 66,500 shares; Mr. Hovey, 66,500 shares; Mr. Ill, 41,000 shares; Ms. Sneed, 66,500 shares; Mr. Stout, 66,500 shares; Mr. Thomas, 57,500 shares; Mr. van Roden, 25,540 shares; and Ms. Wolf, 11,773 shares.

COMPENSATION DISCUSSION AND ANALYSIS

Overview of Compensation Program

The Governance and Compensation Committee of our Board of Directors has responsibility for establishing and implementing our compensation philosophy, and for continually monitoring our adherence to that philosophy. The Committee reviews and approves compensation levels for all Airgas executive officers as well as all of our corporate compensation, retirement, perquisite and insured benefit programs, including programs applicable to our senior management team, which includes our named executive officers. With respect to Peter McCausland, our Chairman, President and Chief Executive Officer, the Committee annually evaluates his accomplishments and performance against established objectives and sets his compensation level based upon such evaluation. The Committee may choose to award additional annual cash incentive compensation to our CEO based upon the Committee’s subjective evaluation of his performance. These functions are set forth in the Committee’s Charter, which appears on our website (www.airgas.com) and is reviewed annually by the Committee. The Committee seeks to ensure that the total compensation paid to our executives, a significant portion of which is related to performance, is fair, reasonable and competitive and consistent with our compensation philosophy. Generally, the types of compensation and benefits provided to our named executive officers are similar to those provided to other Airgas management associates.

The Committee reviews whether compensation policies and practices create incentives for risk-taking that could have a material adverse effect on Airgas. In April 2010, the Committee conducted an assessment of all the incentive compensation programs across Airgas to consider whether they encourage excessive risk-taking. The Committee determined that Airgas compensation practices provide reasonable assurance against, and do not encourage, excessive risk-taking due to:

•	the balance between short-term and long-term incentives;

•	accounting standards and testing;

•	the relatively low ratio of incentive pay to the associated financial achievement;

•	separation of duties regarding authority over sales decisions; and

•	incentive compensation limits.

The following individuals, included in the “Summary Compensation Table for the 2010 Fiscal Year” found on page 43 of this proxy statement, are referred to as our “named executive officers” throughout this proxy statement:

•	Peter McCausland, Chairman, President and Chief Executive Officer;

•	Robert M. McLaughlin, Senior Vice President and Chief Financial Officer;

•	Andrew R. Cichocki, Division President;

•	Robert A. Dougherty, Senior Vice President and Chief Information Officer; and

•	Michael L. Molinini, Executive Vice President and Chief Operating Officer.

Compensation Philosophy and Objectives

Our goal is to maintain compensation and benefit plans that will allow us to attract and retain highly qualified employees while motivating and rewarding performance that will lead to sustained increases in the value of our stockholders’ investment in Airgas. We also seek to align the interests of our named executive officers with those of our stockholders by evaluating performance primarily on the basis of key financial measures. Given these goals, our compensation philosophy has been, and continues to be, to emphasize “pay for performance” programs designed to reward superior financial performance and long-term enhancement of stockholder value, while maintaining competitive base pay, retirement, healthcare and other fixed compensation programs. We set base salary, annual cash incentive opportunities and long-term equity incentive opportunities to reflect an individual executive’s level of responsibility and performance against established objectives, and we rely on our judgment and discretion after reviewing Airgas’ performance and evaluating the executive’s performance.

Role of the Committee and Executive Officers in Compensation Decisions

The Committee oversees the design, development and implementation of the compensation program for the CEO and the other executives, including the named executive officers. The Committee evaluates the performance of the CEO and determines the CEO’s compensation in light of the goals and objectives of the compensation program. Mr. McCausland and Mr. Molinini, as appropriate, assess the performance of our other executives, including the other named executive officers, and the Committee approves their compensation based on recommendations from Mr. McCausland. Neither the Committee nor management sought advice from compensation consultants during the 2010 fiscal year. Management did rely on a service from Equilar Inc., a compensation research firm, to provide peer executive compensation data from proxies and a compensation survey for comparison purposes. However, we did not receive advice from Equilar in setting our executive compensation.

The Committee’s work is accomplished through a series of meetings, following a regular calendar schedule, to ensure that all major elements of compensation are addressed and compensation and benefit programs are properly designed, implemented and monitored. Occasionally, special meetings are called to address matters that require attention outside of the regular compensation cycle. Working with the Committee Chair, Lee M. Thomas, Robert H. Young, Jr., our Senior Vice President and General Counsel, and Dwight T. Wilson, our Senior Vice President-Human Resources, prepare an agenda and supporting materials for each meeting, which are provided to Committee members between two-to-four days in advance of the meeting. Mr. Wilson and Mr. Young, along with Mr. McCausland, generally attend Committee meetings by invitation, but are excused for executive sessions. As requested, Mr. McCausland, Mr. Young and Mr. Wilson offer their opinions and recommendations to the Committee. The Committee may invite other members of management to attend meetings to discuss items within their specific areas of responsibility. No executive plays a role in his or her own compensation determination, other than discussing individual performance objectives with the Committee, Mr. McCausland or Mr. Molinini, as appropriate.

Setting Executive Compensation

Elements of Executive Compensation

Consistent with our compensation philosophy, the Committee has structured our annual and long-term executive compensation programs to motivate executives to achieve the business goals set by our Board of Directors, and these programs reward the executives for achieving and exceeding those goals. The key elements of our executive compensation program are:

•	base salary;

•	annual cash incentive awards; and

•	long-term incentive compensation.

These key elements are addressed separately below. In determining each component of compensation, the Committee takes into account all other elements of an executive’s compensation package.

Our compensation programs for executives, and in particular for our named executive officers, are designed to reflect their success, both individually and as a management team, in attaining key objectives. For example, 80% to 85% of our annual cash incentive payments are calculated based on Airgas’ performance with regard to certain key financial metrics versus budgeted levels and 15% to 20% of those payments are calculated based on an executive’s attainment of strategic goals, and on individual performance and contributions. There are two levels of approval for each discretionary award and the Committee has final approval for awards to executive officers. Our equity-based compensation program is intended to reward the management team’s success in delivering value to our stockholders. Specifically, stock option grants reward our executives for their contributions that result in increases in our stock price over time. In each case, we strive to ensure that our compensation program provides rewards based on meaningful measures of performance, and the Committee makes adjustments to the incentive programs each year in light of past experience, changes in strategic focus, regulatory requirements and other relevant factors.

Benchmarking Compensation Against Our Peers

Periodically, Mr. Wilson provides the Committee with data comparing our elements of compensation and levels of executive compensation against relevant companies in the chemicals and industrial distribution industries and comparably-sized companies in other industries, including a comparison of compensation elements of individual executives where the positions are sufficiently similar to make comparison meaningful. Currently, the peer group for compensation comparisons is Air Products & Chemicals Inc, Albemarle Corporation, Cabot Corporation, Celanese Corporation, CF Industries Holdings, Inc., Cytec Industries, Inc., Eastman Chemical Company, Ecolab Inc., Fastenal Company, FMC Corporation, Grainger W W Inc., Huntsman Corporation, International Flavors and Fragrances, Inc., Lubrizol Corporation, Methanex Corporation, MSC Industrial Direct Company. Inc., Nalco Holding Company, Nova Chemicals Corporation, PolyOne Corporation, Praxair Inc., Rockwood Holdings, Inc., RPM International, Inc., Scotts Miracle-Gro Company, Sigma-Aldrich Corporation, Valspar Corporation, WR Grace & Company and Westlake Chemical Corporation. For executive positions that are generally not named executive officer positions in our peer companies, the peer group includes companies in the S&P 500 index and the S&P MidCap 400 index, plus other companies that are similar in size to Airgas. The peer group includes companies outside of our primary industry because the Committee believes that Airgas is similar in certain respects to such companies, for example, industrial distribution businesses.

The most recent benchmarking of executive compensation levels was performed by Mr. Wilson during the 2010 fiscal year. The benchmarking compared compensation of our named executive officers to the 25th percentile and 50th percentile base salary, total cash compensation and total “direct” compensation of similar positions in the peer group companies. “Direct” compensation adds the Black-Scholes value of stock option grants to the total cash compensation. We believe that periodic reviews of outside compensation practices are appropriate to determine if any compensation levels require adjustments or if the mix of compensation components requires rebalancing.

Given the nature of our businesses, we compete with companies across the two broad industry groups mentioned above for top executive-level talent. As such, the Committee generally expects, over time, to set total compensation levels for our executives approximating the median level of compensation paid to similarly situated executives of chemicals and industrial distribution companies of comparable size to Airgas. Variations from this general philosophy may occur based upon the expertise and experience level of a given executive, as well as individual, company and market factors.

Compensation of our Chief Executive Officer

The compensation of our CEO is reviewed by our Governance and Compensation Committee and our Board and determined solely by our Governance and Compensation Committee. The compensation of our CEO is based on factors similar to those utilized for the other named executive officers, but also includes consideration of the overall responsibilities of our CEO for achievement of our operational goals, as well as his unique role as the primary architect of our strategic vision. The specific elements of compensation for our CEO and any differences in his compensation as compared to the other named executive officers are discussed below.

Components of Executive Compensation for the 2010 Fiscal Year

Given our philosophy of “pay for performance,” a significant percentage of total compensation is allocated to performance-based incentives. As a general matter, we recognize that, as employees progress to higher levels within our organization, they assume more responsibility for our overall performance and returns to stockholders. Consequently, we seek to link greater portions of executive compensation to criteria and metrics that are tied to the creation of stockholder value. Looking at the named executive officers as a group, 71% of their target total compensation (including the Black-Scholes value of stock option grants) for the 2010 fiscal year was allocated to “at risk” components consisting of annual cash incentives and stock options, with the remaining 29% allocated to base salary. Historically, we have only granted stock options under our equity incentive plans and we have always considered the potential dilution to existing stockholders that can result from such grants. Our policy for allocating value between long-term and currently-paid compensation is to ensure adequate base compensation to attract and retain personnel, while providing strong incentives for our executives to maintain an “ownership” mentality, focusing them on maximizing long-term value creation for them and our stockholders. The ownership mentality that our compensation policy encourages also serves to reduce risk-taking by our executives because of their focus on long-term value creation.

Combined target cash and non-cash incentive compensation for named executive officers for the 2010 fiscal year ranged from 58% to 78% of total target compensation. Actual cash incentive compensation ranged from 5% to 20% and non-cash incentive compensation ranged from 39% to 65% of total compensation for the named executive officers for the 2010 fiscal year. We believe that these mixes are both competitive within the marketplace and consistent with our stated compensation philosophy.

For Mr. McCausland, 78% of his targeted total compensation for the 2010 fiscal year was allocated to at risk compensation. His actual cash incentive compensation was 11% and his non-cash incentive compensation was 65% of his total compensation. The Committee believes that the relatively larger component of his compensation that is at risk reflects the significant difference in Mr. McCausland’s overall responsibilities, which could result in higher compensation for Mr. McCausland than for our other named executive officers.

Base Salary

Base salary is the component of compensation that is fixed and intended to compensate our executives, based on their experience, expertise, job responsibilities and the performance of their responsibilities during the fiscal year. While base salaries must be competitive in order to recruit and retain qualified executives, we generally do not pay base salaries at levels exceeding the market median among peer companies. Our review of base salaries paid to our executives’ peers indicate that the base salaries of our named executive officers are at or below the median for comparably-sized general industry companies, chemical industry companies and industrial distribution companies. Consistent with our compensation philosophy that we offer compensation based on superior performance, we strive to use incentive compensation, rather than base salary, to provide executives with an above-market compensation opportunity if we exceed budgeted financial performance metrics and drive increases in stockholder value.

Each year, our Governance and Compensation Committee reviews the base salary of Mr. McCausland and all other executive officers. In making adjustments to base salary levels, the Committee considers:

•	the executive’s level of responsibilities;

•	the executive’s experience and breadth of knowledge;

•	the executive’s individual performance as assessed through annual performance reviews;

•	the executive’s role in management continuity and development plans;

•	internal equity factors, meaning relative pay differences for different jobs; and

•	on a periodic basis, benchmark data on the compensation practices of peer companies, from available salary survey data and as reported in public company proxy statements.

The normal interval between salary reviews for most executive officers and most other employees is 12 months, usually completed in the quarter following the fiscal-year end. Mr. McCausland’s salary increases have been less frequent, as the Committee prefers to move his salary in larger increments. As part of our cost containment efforts, no executive officer received a salary increase during the 2010 fiscal year.

Annual Cash Incentive Awards – Management Bonus Plans

Annual cash incentive awards for our executive officers are intended to promote the achievement of our corporate and division financial performance goals, as well as individual performance goals. Each of our named executive officers participated in our Executive Bonus Plan. In addition, depending upon the named executive officer’s position and responsibilities with Airgas, each named executive officer participated in one of the following Airgas annual cash incentive plans for which executive officers and other management employees may be eligible, which plans, together with our Executive Bonus Plan, are referred to in this proxy statement as our Management Bonus Plans:

•

the Fiscal Year 2010 Management Bonus Plan for Corporate Employees, in which Messrs. McCausland, McLaughlin, Dougherty and Molinini participated during the 2010 fiscal year, is available to all management-level employees who have corporate-wide responsibility; and

•

the Fiscal Year 2010 Management Bonus Plan for Operating Company Management, in which Mr. Cichocki (Division President) participated during the 2010 fiscal year, is available to all senior management who work within our divisions and operating companies.

The overall cash incentive award paid to each executive officer is composed of (1) a cash incentive award under our Executive Bonus Plan that is based on financial performance goals and (2) a cash incentive award under the applicable Management Bonus Plan that is based on strategic and individual performance goals. In addition, the Committee may, in its discretion, grant to any executive officer a cash award outside of any of our plans described above.

Corporate Performance Goals. Within 90 days after the beginning of each fiscal year, the Committee (1) reviews our performance during the prior fiscal year, (2) analyzes anticipated value drivers in our industry and within our company and proposed performance objectives for the current fiscal year and (3) determines the specific performance criteria for each executive officer and the metrics that will be used for the current fiscal year under our Executive Bonus Plan, based on such review and analysis. Examples of performance criteria that the Committee may consider are a cash flow measure, such as earnings before interest, taxes, depreciation and amortization, or EBITDA, overall sales, sales for specific products or markets, margin improvements and return on capital, or ROC. After selecting the performance criteria, the Committee establishes performance metrics within the selected criteria and assigns to each of our executive officers a target award. The target award, expressed as a percentage of the executive officer’s base salary for the fiscal year, is determined based upon the executive’s position in the company.

In addition, each of the pre-determined performance criteria (e.g., ROC) is weighted by the Committee, in its judgment, to reflect its relative importance, and becomes a separate component of the executive officer’s cash incentive award. The Committee also sets a target payout, expressed as a percentage, for each component, which may vary depending upon our actual performance with respect to the component against the pre-determined performance metrics. Our executive officers will receive cash incentive awards under the Executive Bonus Plan if, at the end of the fiscal year, Airgas has achieved the performance metrics established within the criteria selected by the Committee at the beginning of the fiscal year. Actual cash award payments will vary based upon Airgas’ level of achievement of the pre-determined corporate performance metrics and the different weights assigned to each performance criteria component for each executive officer.

The annual cash incentive award targets are set for each executive officer as a percentage of base salary with regard to the relative responsibilities of each executive officer and with regard to the total cash compensation opportunity for comparable positions in peer companies. For the 2010 fiscal year, Mr. McCausland’s target for his annual cash incentive award was 100% of his base salary for the fiscal year. We believe that Mr. McCausland’s target award was generally comparable to the target annual cash incentive award for chief executive officers in our peer companies. Mr. Molinini’s target annual cash incentive award was 60% of his base salary for the fiscal year. We believe that 60% of base salary for Mr. Molinini was appropriate relative to 100% of base salary for Mr. McCausland considering Mr. McCausland’s broader responsibilities and considering the relative annual incentive compensation awards for comparable positions in our peer companies. All other executive officers had target annual cash incentive awards set at 50% of base salary for the fiscal year, which reflects their responsibilities relative to Mr. McCausland and Mr. Molinini and generally reflects the total cash compensation opportunity for the other named executive officers in our peer companies.

EBITDA and ROC were chosen as the plan performance criteria for executives with corporate-wide responsibility (i.e., Messrs. McCausland, McLaughlin, Dougherty and Molinini). EBITDA was most heavily weighted at 70% of the annual cash incentive award target because the Committee believes that it motivates growth, gross margin performance and expense management, and because of the direct correlation of earnings performance with share valuation. ROC was weighted at 15% of the annual cash incentive award target and was intended to drive discipline around long-term capital deployment and debt reduction, also important performance measures to stockholders. The remaining 15% of the target annual cash incentive award was based on individual performance and payout was based on performance against objectives set and agreed upon in the first quarter of the fiscal year. For Division Presidents (i.e., Mr. Cichocki), in addition to the corporate performance criteria of Corporate EBITDA, additional performance criteria, including divisional EBITDA, divisional ROC and sales, volume shipped, or profit for targeted growth strategies, relating to the performance of the executive’s division were used. Corporate EBITDA was weighted at 10% of the annual cash incentive award and EBITDA for their respective divisions was weighted at 60% of the annual incentive award. The larger portion was based on their profit responsibility to motivate performance in their respective spheres of control, while the smaller portion recognizes their contributions to Airgas’ overall performance and is designed to encourage interdivisional cooperation. ROC for their respective divisions was weighted at 10% of the target annual cash incentive award to emphasize the importance of capital management (similar to the inclusion of ROC at the corporate level). The remaining 20% of the target annual cash incentive was based on sales consistent with targeted growth strategies to motivate focusing on opportunities that were specific to each division.

The threshold and maximum of each performance criteria of the award was determined separately. For the 2010 fiscal year, the EBITDA threshold for both corporate and the divisions was 10% of the target award for achievement at 91% of budget. The EBITDA target opportunity (100%) was earned for achievement of 100% of our budget for EBITDA for the 2010 fiscal year. The maximum EBITDA award opportunity was set at 109% of EBITDA budget, which awarded 140% of the target opportunity and reflected the Committee’s judgment of reasonable compensation for superior performance.

The Corporate ROC target opportunity was set at achievement within plus or minus 0.2 percentage points of our budget. The threshold for ROC was set at 0.8 percentage points below our budget, which awards 50% of the target opportunity, and the maximum for ROC was set at 0.8 percentage points above our budget, which awards 130% of the target opportunity. That range was intended to recognize an adequate level of performance below budget while still improving ROC, and was intended to pay reasonable compensation above target for superior performance.

The Division ROC target opportunities were set at achievement of plus or minus 2% of Division budget. The threshold bonus opportunity for ROC was set at 90% of Division budget, which awarded 20% of award target, and the maximum was set at 107% of Division budget, which awarded 150% of award target. The Division ROC range was estimated to replicate the amount of stretch reflected in the award range for Corporate ROC.

The Corporate EBITDA target (budget) for the 2010 fiscal year was $722 million and the ROC target (budget) was 11.2%. For Mr. Cichocki’s award, the Process Gases & Chemicals Division EBITDA target (budget) was $115.3 million and the ROC target (budget) was 13.1%. All targets reflect adjustments during the fiscal year to account for budgeted results from acquisitions completed during the year.

Individual Performance Goals. In addition to the corporate financial performance goals described above, under the Fiscal Year 2010 Management Bonus Plan for Corporate Employees, a portion of Messrs. McCausland’s, McLaughlin’s, Dougherty’s and Molinini’s annual cash incentive award is based on individual performance measured against personal objectives. The Committee established individual performance objectives for Mr. McCausland after consultation with him at the beginning of the fiscal year regarding his priorities for the 2010 fiscal year. Mr. McCausland established individual performance objectives with Messrs. McLaughlin and Molinini, and Mr. Molinini established individual performance objectives with Mr. Dougherty. The Committee reviewed, and based upon its subjective evaluation, approved the scores for Messrs. McLaughlin, Dougherty and Molinini. For the 2010 fiscal year, individual performance goals under the Fiscal Year 2010 Management Bonus Plan for Corporate Employees represented 15% of the overall annual potential cash incentive award available for Messrs. McCausland, McLaughlin, Dougherty and Molinini.

Mr. McCausland met or exceeded his goals for succession planning, the five-year strategic plan, preparation and execution of plans for responding to the economic downturn, development and execution of the marketing strategy for retail markets, and continuous improvement in personnel safety and vehicle accident performance. Mr. Molinini met or exceeded his goals for safety and compliance, gross margin maintenance, achieving gas and hardgoods sales strategies, achievement of goals for operating efficiencies, continued development and implementation of our program to improve customer service, and execution of our SAP implementation. Mr. McLaughlin met or exceeded his goals for the SAP implementation, development and implementation of changes to our capital structure to address maturities of accounts receivable and credit agreements, development and execution of our enterprise risk management program, increased proactive management of our real estate assets, and development of the five-year strategic plan. Mr. Dougherty met or exceeded his goals for design, configuration, data conversion and testing of the SAP system, completion of reorganization of the Information Technology function to support the SAP system, and support of business requirements for acquisitions, regulatory compliance and other priority needs as they emerged.

Strategic Goals. In addition to the corporate and division financial performance goals described above, under the Fiscal Year 2010 Management Bonus Plan for Operating Company Management, a portion of Mr. Cichocki’s annual cash incentive award is based on attainment of strategic goals. Mr. Molinini recommended specific goals and metrics with Mr. Cichocki. Mr. McCausland and the Committee approved the scores for Mr. Cichocki. For the 2010 fiscal year, strategic goals represented 20% of the overall annual potential cash incentive award available for Mr. Cichocki and each executive officer who was a Division President.

Calculation of the Cash Awards. A participant’s target incentive award is multiplied by the weight for each component to determine the target payout for each component. Each performance score as a percentage (e.g., meeting the goal equals a 100% score) is multiplied by the target payout for the specific component to determine the actual incentive award for each component. Performance scores for each component utilizing performance criteria may range between 0% and 130% to 150% depending on the specific criteria. Performance scores for the individual objectives may range between 0% and 100%. The total incentive award is the sum of the components. The aggregate scores for bonus metrics are limited to 132.5% for Messrs. McCausland, McLaughlin, Dougherty and Molinini, and 143% for Mr. Cichocki. Extraordinary performance may be recognized with an additional bonus amount, but the total award opportunity is capped so that the maximum possible award is the lower of $1,500,000 and 200% of target. For the 2010 fiscal year, the Committee awarded each named executive officer an aggregate cash incentive compensation award below the executive’s aggregate target amount.

For the 2010 fiscal year, the Corporate EBITDA achievement was 92% of our 2010 budget, which translated into an EBITDA award of 20% of the target opportunity. The Corporate ROC achievement was 1.2 percentage points below budget, which translated into a 0% ROC award. We believe that these scores significantly undervalue the performance of the management team, particularly management’s remarkable achievements in maintaining sales and profitability in the recession. However, at the time the budget for the 2010 fiscal year was set, the severity and length of the economic downturn could not be foreseen.

The following example explains the mechanics of the bonus plan. We have assumed that the executive earned 100% achievement on his individual objectives and was paid 100% of the award for individual objectives. The formula is illustrated below:

EBITDA Award = 70% Weight X 20% Award = 14% of the Total Award Target

ROC Award = 15% Weight X 0% Award = 0% of the Total Award Target

Individual Performance Award = 15% Weight X 100% Award = 15% of the Total Award Target

The Total Award = 14% + 0% + 15% = 29% of the executive’s target award.

Based on individual and Company performance during fiscal year 2010 and the calculation methodology described above, the Committee awarded the following amounts to the named executive officers under the Management Bonus Plans:

Mr. McCausland	$239,250, representing approximately 29% of target

Mr. McLaughlin	$46,823, representing approximately 29% of target

Mr. Cichocki	$124,728, representing approximately 100% of target

Mr. Dougherty	$38,248, representing approximately 29% of target

Mr. Molinini	$106,836, representing approximately 29% of target

Discretionary Annual Bonuses Under the Management Bonus Plans. Following the 2010 fiscal year-end, the Committee evaluated Mr. McCausland’s performance against his pre-determined individual objectives, Mr. McCausland evaluated the performance of Messrs. McLaughlin and Molinini against their pre-determined individual objectives, and Mr. Molinini evaluated Mr. Dougherty’s performance against his pre-determined individual objectives. The Committee awarded Mr. McCausland a discretionary bonus in recognition of his having accomplished all his pre-determined individual objectives and having provided the necessary leadership to the organization and its associates to continue to position Airgas for future growth and success notwithstanding the worst recession since the Great Depression. For a more detailed description of the annual incentive compensation awards received by the named executive officers, see “Summary Compensation Table for the 2010 Fiscal Year” found on page 43 of this proxy statement.

Mr. McCausland and all of the other named executive officers received their annual cash incentive awards for the 2010 fiscal year in June 2010 following Committee approval at its regular May meeting. Annual cash incentive awards earned by our named executive officers for performance during the 2010 fiscal year appear in the “Summary Compensation Table for the 2010 Fiscal Year” on page 43, under the headings “Non-Equity Incentive Plan Compensation” and “Bonus.”

Long-Term Equity Incentive Compensation

The Committee’s objective in granting equity awards is to provide a strong incentive to our executives and key employees to focus on the ongoing creation of stockholder value by offering significant compensation opportunities for superior performance. These award opportunities not only allow us to offer a competitive overall compensation package, but also allow for further opportunities for stock ownership by our employees in order to increase their proprietary interest in Airgas and, as a result, their interest in our long-term success and their commitment to creating stockholder value.

Although, long-term equity incentives under our 2006 Equity Plan may consist of nonqualified stock options, incentive stock options (ISOs), stock appreciation rights (SARs), restricted stock, restricted stock units or any combination of the above, as the Committee may determine, the Committee historically has only granted nonqualified stock options as the exclusive form of equity-based compensation. The table below provides certain information regarding our use of stock options during the last 10 fiscal years.

Fiscal Year-End	Total Shares Underlying Options Granted to Employees	Weighted Average Option Exercise Price ($)	No. of Employees Granted Options in Fiscal Year	Employee Options Granted in Fiscal Year as a % of Outstanding Shares at Fiscal Year-End	Employee Options Fair Value on Date of Grant ($)(1)	Total Outstanding Employee Options as a % of Outstanding Shares at Fiscal Year-End
3/31/2001	1,734,215	5.71	800	2.5	5,428,093	11.9
3/31/2002	1,525,120	9.29	565	2.2	8,098,387	11.8
3/31/2003	1,168,250	16.52	493	1.6	9,836,665	11.1
3/31/2004	1,104,800	19.36	488	1.5	9,081,456	10.4
3/31/2005	1,007,500	21.15	446	1.3	9,349,600	9.1
3/31/2006	1,007,200	24.03	538	1.3	9,417,320	8.4
3/31/2007	933,900	36.19	472	1.2	12,838,558	8.1
3/31/2008	1,030,550	43.80	419	1.3	15,694,311	8.1
3/31/2009	1,070,000	59.87	438	1.3	19,498,530	8.1
3/31/2010	1,369,650	43.11	474	1.6	19,811,583	7.6
Average Per Year	1,195,119	26.13	513	1.6	11,905,450	9.5

(1)	The amounts shown reflect the grant date fair value of stock options granted during the last 10 fiscal years, computed in accordance with FASB ASC Topic 718.

In granting long-term equity incentive awards, the Committee determines:

•	the executive officers to receive awards;

•	the number of shares in each grant to an executive officer;

•	the aggregate number of shares available for Mr. McCausland to grant in stock options to non-executive officers pursuant to his delegated authority; and

•	the terms and conditions of each award.

Long-term equity incentive awards for the 2010 fiscal year were determined and approved at the Committee’s regularly scheduled May 2009 meeting and are reflected in this proxy statement, including in the “Summary Compensation Table for the 2010 Fiscal Year” found on page 43 and the “Grants of Plan-Based Awards in the 2010 Fiscal Year” table found on page 45 of this proxy statement.

In determining the size of long-term equity incentive awards to the named executive officers for the 2010 fiscal year, the Committee considered the dilution rate (shares granted as a percentage of shares outstanding), historical grants to the executive officers, value per share as determined by using the Black-Scholes valuation model for stock options, the value of equity-based compensation to top executives in comparable chemical and industrial distribution companies and grant sizes relative to the executive’s peers at Airgas.

Our aim is to focus our executives on providing superior returns to our stockholders and driving for sustained increases in Airgas’ stock price. We believe that nonqualified stock options effectively focus our executives on these goals and are an efficient use of shares available under the plan.

Our stock option award program helps us to:

•	motivate and reward superior performance on the part of executives and key employees;

•	enhance the link between the creation of stockholder value and long-term executive incentive compensation;

•	encourage increased stock ownership in Airgas by executives; and

•	maintain competitive levels of total compensation.

Option Grant Practices. The Committee makes decisions on stock option grants based solely on our compensation and retention objectives and our established measurements of the value of these awards. Each May, at its regularly scheduled meeting, the Committee approves the annual stock option awards for executive officers and the total shares available for stock option grants to our other key employees throughout the remainder of the fiscal year. The grant date for executive officers, and the date for setting the exercise price, is the date of that meeting. In addition, we do not plan to coordinate grants of options so that they are made before announcement of favorable information, or after announcement of unfavorable information. For the 2010 fiscal year, options to purchase 374,800 shares in the aggregate were granted to 11 executive officers.

Mr. McCausland granted annual stock option awards on May 19, 2009, the day of the Committee’s regularly scheduled May meeting, to 446 non-executive employees to purchase 927,500 shares in the aggregate.

The only other times stock options are typically granted are in connection with a new hire or in recognition of a special achievement, known as a “Chairman’s Award.” The exercise price for these grants for new hires is set on the date of employment or the date of final approval, whichever is later, and the exercise price for a grant in recognition of a special achievement is set on the date of approval. The Committee delegated authority to Mr. McCausland to make these grants to employees, other than to executive officers, subject to an aggregate limit in the 2010 fiscal year of 109,700 shares. For the 2010 fiscal year, these grants totaled 67,350 shares to 38 non-executive officer employees. The Committee has not delegated any other aspect of the stock option grant process to any other person or committee.

The exercise price of all awarded stock options under the Airgas, Inc. 1997 Stock Option Plan, referred to in this proxy statement as the 1997 Plan and the 2006 Equity Plan is equal to the closing selling price of Airgas shares on the NYSE on the date of grant, except that in the past under the 1997 Plan, when the grant decision was finalized by the Committee on a given date prior to the opening of trading on the NYSE, the Committee set the exercise price for such awarded stock options at the closing price of our common stock from the last preceding trading day. Employee stock option awards made in the 2010 fiscal year vest and become exercisable in equal 25% increments on each of the first four anniversaries of the grant date and expire on the eighth anniversary of the grant date, or earlier upon certain terminations of employment.

Airgas has not granted equity awards to employees other than through the grant of stock options.

Retirement and Other Plans and Programs

We maintain the following plans and programs to provide retirement benefits to salaried employees, including Mr. McCausland and each of the named executive officers:

•	the Airgas, Inc. 401(k) Plan, referred to as the 401(k) Plan;

•	the Deferred Compensation Plan I; and

•	the Deferred Compensation Plan II.

We maintain the following plan to provide additional benefits to salaried employees, including each of the named executive officers, except Mr. McCausland:

•	the Airgas, Inc. Amended and Restated 2003 Employee Stock Purchase Plan, referred to as the Employee Stock Purchase Plan.

The benefits available under these plans are intended to provide income replacement after retirement, either through withdrawals from the 401(k) Plan, the Deferred Compensation Plan I and the Deferred Compensation Plan II, or dividend income and sales of shares acquired through the Employee Stock Purchase Plan.

The 401(k) Plan is a qualified 401(k) defined contribution plan designed to encourage salaried employees to save and invest for retirement. Under the 401(k) Plan, employees may contribute up to the annual IRS limits on a pre-tax basis. We match employee contributions at a rate of $0.50 for each $1.00 contributed by the employee, up to 4% of the employee’s base salary. Our matching contributions vest 100% after the completion of one year of service, and are made in the 401(k) funds in the same weightings per fund as the employee’s contributions. One choice available to participants is an investment in a fund that holds Airgas common stock.

The Deferred Compensation Plan I is a nonqualified, unfunded plan. In May 2004, our Board authorized the termination of the plan for new participants and the discontinuance of further deferrals by existing participants after May 31, 2004. The plan provided employees the opportunity to defer all or any portion of their base salaries and annual cash incentive awards and non-employee directors the opportunity to defer all or a portion of their annual cash compensation. Amounts deferred are unsecured, but earn a return equal to the performance of selected mutual funds. See the table and discussion entitled “Nonqualified Deferred Compensation for the 2010 Fiscal Year” beginning on page 48 of this proxy statement for an additional discussion of the Deferred Compensation Plan I. The purpose of the salary and incentive award deferral program was to provide “highly-compensated” employees and non-employee directors with a convenient and efficient opportunity to save for retirement or other future events, such as college expenses, while deferring applicable income taxes until withdrawal. All named executive officers were eligible, but only Mr. Molinini held balances in the plan during the 2010 fiscal year.

The Deferred Compensation Plan II is a nonqualified, unfunded plan, which became effective on July 1, 2006. The plan provides our non-employee directors and a select group of highly compensated employees, including the named executive officers, the opportunity to defer up to 75% of their base salary and all or any portion of their annual incentive awards (or director fees, for non-employee directors). Amounts deferred are unsecured, but earn a return equal to the performance of selected mutual funds, one of which tracks the Airgas common stock price. See the table and discussion entitled “Nonqualified Deferred Compensation for the 2010 Fiscal Year” beginning on page 48 of this proxy statement for an additional discussion of the Deferred Compensation Plan II. The purpose of the program is to provide “highly-compensated” employees and non-employee directors with a convenient and efficient opportunity to save for retirement or other future events, such as college expenses, while deferring applicable income taxes until withdrawal. All named executive officers were eligible, but only Mr. Molinini contributed to the plan during the 2010 fiscal year.

The Employee Stock Purchase Plan is a Section 423(b) plan. The purpose of the plan is to encourage and assist employees to acquire an equity interest in Airgas through the purchase of shares of Airgas common stock at a discount by payroll deduction. The discounted purchase price is 85% of the lower of the closing price per share on the enrollment date or the closing price per share on the date on which the shares are purchased. The enrollment dates and purchase dates occur quarterly, at the beginning of each calendar quarter. Messrs. McLaughlin and Molinini purchased shares in the plan during the 2010 fiscal year. Mr. McCausland is not eligible to participate in the plan.

Severance Arrangements and Change of Control Agreements

Airgas maintains the Airgas, Inc. Severance Pay Plan which provides severance benefits to all of our employees, including the named executive officers, in the event their employment is terminated (other than “for cause” and other non-qualifying terminations defined in the plan). In addition, Mr. McCausland is party to an Amended and Restated Executive Severance Agreement that provides for severance benefits in the event of a qualifying termination of employment. These arrangements are intended to attract and retain qualified executives who may have other employment alternatives that may appear to them to be less risky absent these arrangements. For a more detailed description of the benefits which our named executive officers may be eligible to receive under the Severance Pay Plan and the benefits which Mr. McCausland may be eligible to receive under his Amended and Restated Executive Severance Agreement, see “Severance Benefits” found on page 49 of this proxy statement.

Airgas has entered into “change of control” agreements with Messrs. McCausland, Cichocki, Dougherty, McLaughlin and Molinini, and five other executive officers. These agreements provide salary and benefit continuation if (1) there is a change of control of Airgas, and (2) a qualifying termination of a covered executive’s employment within three years following a change of control. These arrangements are designed to preserve our human resources in the event of a potentially disruptive change of control. For more detail regarding the “change of control” agreements, see “Potential Change of Control Payments.”

In addition, under an arrangement originally entered into in 1992, which was amended in the Amended and Restated Executive Severance Agreement, in the event of the termination of Mr. McCausland’s employment for any reason, other than for “material dishonesty,” including a change of control, Mr. McCausland is entitled to a payment equal to two times his annual salary, the continuation of health insurance and other employee benefits for a three-year period and automatic vesting of all of his stock options. The limitation under Mr. McCausland’s change of control agreement would include the amount payable under his severance agreement for determining whether benefits would be reduced under his change of control agreement to comply with the limitation of 2.99 times his average annual compensation for the preceding five years.

Perquisites and Personal Benefits

Mr. McCausland received an automobile allowance and a company-paid medical exam during the 2010 fiscal year. Mr. McCausland, with the approval of our Board, utilized our corporate aircraft for personal use; however he reimbursed Airgas for all direct costs associated with that personal use of the corporate aircraft. Mr. Cichocki received an automobile allowance during the 2010 fiscal year. There were no other perquisites for executive officers during the 2010 fiscal year, except those benefits generally available to all management employees. For a more detailed description of the perquisites and personal benefits received by our named executive officers, see the table on page 44 of this proxy statement entitled, “All Other Compensation for the 2010 Fiscal Year.”

Other Matters

Stock Ownership Guidelines

We believe that stock ownership guidelines help to further focus our management team on the long-term success of our business and the interests of our stockholders. All executives at the Vice President level and higher and all presidents of our subsidiaries are expected to acquire and hold, within five years after accepting their positions, the lesser of a fixed number of Airgas shares or Airgas shares with a value equal to a designated multiple of their base salary. There are four tiers within our management team covered by ownership guidelines. For the Chief Executive Officer, the minimum level is the lesser of 200,000 shares or a value equal to five times base salary; for the Executive Vice President and the Chief Financial Officer, 75,000 shares or a value equal to three times base salary; for Senior Vice Presidents and selected other corporate senior officers, 40,000 shares or a value equal to two times base salary; and for other Vice Presidents and subsidiary Presidents, 25,000 shares or a value equal to one times base salary, which, in each case, may include shares under vested options to satisfy 90% of the number of shares guidelines, and vested, in-the-money options to satisfy the value guidelines.

Under the guidelines, our executives are expected to satisfy their designated ownership levels as of the fifth anniversary of the date on which the executive became covered by the applicable ownership guideline tier. All of our named executive officers and all but one other executive officer have already met their expected ownership levels. Of the executive officers who were expected to comply by May 31, 2010, all have met the guidelines for their ownership levels.

Implications of Tax and Accounting Matters

Deductibility of Executive Compensation. Airgas is able to take deductions in excess of $1 million for certain performance-based incentives, including incentives provided under certain plans approved by our stockholders, paid to the persons identified in Section 162(m) of the Internal Revenue Code of 1986, as amended, referred to in this proxy statement as the Code. Under Section 162(m), corporations may not deduct, when computing taxable income, salary and non-performance based compensation exceeding $1 million paid to a single executive. While Airgas seeks to structure compensation it pays so that it is eligible for deduction, if compliance with the terms of Section 162(m) conflicts with our compensation philosophy, or with actions that the Committee believes are in the best interests of Airgas and our stockholders, the Committee may conclude that payment of non-deductible compensation is appropriate under the circumstances to allow us to pay competitive compensation to our executive officers. For the 2010 fiscal year, Mr. McCausland was paid $79,320 of non-deductible compensation under Section 162(m).

Nonqualified Deferred Compensation. On October 22, 2004, the American Jobs Creation Act of 2004 became law, changing tax rules applicable to “nonqualified deferred compensation arrangements.” A more detailed discussion of our nonqualified deferred compensation arrangements is provided on page 48 under the heading “Nonqualified Deferred Compensation for the 2010 Fiscal Year.”

EXECUTIVE COMPENSATION

Executive Compensation Tables

The following table sets forth certain information concerning the compensation earned during the fiscal year ended March 31, 2010 by our named executive officers based on salary and bonus earned during the 2010 fiscal year.

Summary Compensation Table for the 2010 Fiscal Year

Name and Principal Position(1)	Fiscal Year	Salary ($)(1)	Bonus ($)(2)	Option Awards ($)(3)	Non-Equity Incentive Plan Compensation ($)(4)	Change in Pension Value and Nonqualified Deferred Compensation Earnings(5)	All Other Compensation ($)(6)	Total ($)
Peter McCausland	2010	825,000	123,750	2,163,195	239,250	-0-	13,758	3,364,953
Chairman, President & Chief Executive Officer	2009	812,500	129,875	2,313,963	495,125	-0-	11,538	3,763,001
	2008	750,000	453,750	1,896,913	866,250	-0-	12,952	3,979,865

Robert M. McLaughlin	2010	322,920	-0-	418,218	46,823	-0-	4,900	792,861
Senior Vice President and Chief Financial Officer	2009	320,190	-0-	462,793	97,683	-0-	4,646	885,312
	2008	309,000	-0-	403,663	180,180	-0-	4,560	897,403

Andrew R. Cichocki(7)	2010	260,091	-0-	242,278	124,728	-0-	6,934	634,031
Division President	2009	249,516	-0-	268,420	54,838	-0-	9,638	582,412
	2008	214,133	-0-	166,928	120,835	-0-	10,367	512,263

Robert A. Dougherty	2010	263,779	-0-	402,421	38,248	-0-	4,900	709,348
Senior Vice President and Chief Information Officer	2009	261,549	-0-	259,164	79,793	-0-	4,645	605,151
	2008	252,556	-0-	289,790	147,181	-0-	4,546	694,073

Michael L. Molinini	2010	614,000	-0-	865,278	106,836	-0-	3,675	1,589,789
Executive Vice President and Chief Operating Officer	2009	477,167	-0-	555,351	174,240	-0-	5,285	1,212,043
	2008	390,750	100,000	435,531	277,200	-0-	4,952	1,208,433

(1)	Mr. Molinini deferred a portion of his salary earned in the 2008 and 2009 fiscal years under the Deferred Compensation Plan II. Each of the named executive officers also contributed a portion of his salary to our 401(k) Plan.
(2)	As discussed on page 37 of this proxy statement under “Compensation Discussion and Analysis — Components of Executive Compensation for the 2010 Fiscal Year — Annual Cash Incentive Awards — Management Bonus Plans — Discretionary Annual Bonuses Under the Management Bonus Plans,” our Governance and Compensation Committee awarded Messrs. McCausland and Molinini extraordinary awards for the 2008 fiscal year, and awarded Mr. McCausland an extraordinary award for the 2009 fiscal year and for the 2010 fiscal year, in recognition of leadership during difficult economic times. Except for these awards, the Governance and Compensation Committee did not award any other discretionary compensation for the 2008, 2009 or 2010 fiscal years to any of our named executive officers.
(3)	The amounts shown reflect the grant date fair value of stock options granted during the 2008, 2009 and 2010 fiscal years, computed in accordance with FASB ASC Topic 718. These dollar amounts do not correspond to the actual value that may be realized by the named executive officers. Pursuant to SEC rules, the amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions. For information on the valuation assumptions made in the calculation of these amounts, refer to Note 15 to Airgas’ consolidated financial statements for the fiscal year ended March 31, 2010, included in our Annual Report on Form 10-K filed with the SEC on May 27, 2010. See the table under “Grants of Plan-Based Awards in the 2010 Fiscal Year” for information on the options granted in the 2010 fiscal year to the named executive officers.
(4)

The amounts shown reflect cash incentive awards earned by our named executive officers under the stockholder-approved Executive Bonus Plan for performance in fiscal years 2008, 2009 and 2010, based on performance criteria established at the beginning of the 2008, 2009 and 2010 fiscal years by the Governance and Compensation Committee. For officers with corporate-wide responsibilities, including Messrs. McCausland, McLaughlin, Dougherty and Molinini, the Committee established two formulaic performance criteria for the fiscal year — earnings before interest, taxes, depreciation and amortization (EBITDA), and return on capital (ROC). In addition, a portion of each of their awards is based on achievement of individual performance goals set at the beginning of each fiscal year, and does not rely on formulas for determining the attainment levels. The individual performance goals are related to significant projects or strategic milestones and achievement is assessed following the end of the fiscal year. For officers with division responsibility, including Mr. Cichocki, the Committee established four formulaic performance criteria for the fiscal year — Corporate EBITDA, Division EBITDA, Division ROC, and sales, volume shipped, or profit for specific product lines or market segments.
(5)	Airgas offers its executive officers an opportunity to defer earnings pursuant to the Deferred Compensation Plan II. Until May 31, 2004, Airgas offered its executive officers an opportunity to defer earnings pursuant to the Deferred Compensation Plan I. Under each plan, earnings are calculated in the same manner and at the same rate as earnings on externally-managed, publicly-available mutual funds or on an externally-managed fund tracking Airgas’ common stock. We believe earnings in the deferred compensation plans are not considered above-market or preferential earnings for the purposes of this Summary Compensation Table. Airgas does not offer its executive officers a defined benefit pension plan. See the table under “Nonqualified Deferred Compensation for the 2010 Fiscal Year” that begins on page 48 of this proxy statement for additional information.
(6)	The amounts shown consist of the following items detailed in the table under “All Other Compensation for the 2010 Fiscal Year”:

•	contributions by the company to the named executive officer’s 401(k) plan account;

•	automobile allowances; and

•	a company-paid physical examination.

(7)	Mr. Cichocki was named Division President in July 2008. Previously, Mr. Cichocki served as President of National Welders Supply Company, Inc. from July 2007 to June 2008, during which time it was a wholly-owned subsidiary of Airgas, and as President of that company, from December 2003 until June 2007, when it was an Airgas joint venture.

All Other Compensation for the 2010 Fiscal Year

The table below presents an itemized account of “All Other Compensation” provided to our named executive officers during the 2010 fiscal year, regardless of the amount and any minimum thresholds provided under SEC rules and regulations. Consistent with our philosophy of “pay for performance,” perquisites and other compensation are limited in scope and amount.

Name	Matching Contributions to 401(k) ($)	Auto Allowance ($)	Physical Examination ($)	Total All Other Compensation ($)
Peter McCausland(1)	3,438	6,820	3,500	13,758
Robert M. McLaughlin	4,900	-0-	-0-	4,900
Andrew R. Cichocki	4,239	2,695	-0-	6,934
Robert A. Dougherty	4,900	-0-	-0-	4,900
Michael L. Molinini	3,675	-0-	-0-	3,675

(1)	Mr. McCausland reimbursed Airgas $68,520 for all direct costs associated with his personal use of the corporate aircraft. The amount reimbursed reflects the aggregate incremental cost to Airgas as recognized under SEC Regulation S-K. In determining the incremental costs for personal use, we considered fuel, supplies, contracted pilot fees, hangar and landing fees, excise tax, and travel expenses for the flight crew.

Grants of Plan-Based Awards in the 2010 Fiscal Year

The following table sets forth information about equity awards and potential future non-equity incentive payouts provided to our named executive officers during the 2010 fiscal year under the 2006 Equity Plan and the Management Bonus Plans.

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards(1)			All Other Option Awards: Number of Securities Underlying Options	Exercise or Base Price of Option Awards ($/share)(2)	Grant Date Fair Value of Option Awards ($)
		Threshold ($)	Target ($)	Maximum ($)
Peter McCausland		292,875	825,000	1,093,125	—	—	—
	5/19/2009	—	—	—	150,000	43.06	2,163,195

Robert M. McLaughlin		57,318	161,460	213,935	—	—	—
	5/19/2009	—	—	—	29,000	43.06	418,218

Andrew R. Cichocki		37,569	125,229	179,078	—	—	—
	5/19/2009	—	—	—	16,800	43.06	242,278

Robert A. Dougherty		46,821	131,890	174,754	—	—	—
	5/1/2009	—	—	—	12,000	42.00	168,796
	5/19/2009	—	—	—	16,200	43.06	233,625

Michael L. Molinini		130,782	368,400	488,130	—	—	—
	5/19/2009	—	—	—	60,000	43.06	865,278

(1)	These columns show the potential value of the payouts for each named executive officer under the Management Bonus Plan for the 2010 fiscal year if the threshold, target or maximum goals are satisfied for all performance goals. The potential payouts are performance-driven and therefore completely at risk. The performance criteria, performance goals and salary and incentive award percentages for determining the payouts are described under “Compensation Discussion and Analysis — Components of Executive Compensation for the 2010 Fiscal Year — Annual Cash Incentive Awards — Management Bonus Plans” beginning on page 34 of this proxy statement. For the 2010 fiscal year, the Committee awarded each named executive officer an aggregate cash incentive compensation award below the executive’s aggregate target amount.
(2)	The Governance and Compensation Committee met and approved the grants of stock options under our 2006 Equity Plan to our named executive officers on May 19, 2009. In addition, on May 1, 2009 the Committee approved a stock option grant to Mr. Dougherty. Each of the grants has an exercise price equal to the closing price of our common stock on such date. All of the stock options detailed in the table have a term of eight years.

Outstanding Equity Awards at 2010 Fiscal Year-End

Name	Number of Securities Underlying Unexercised Options		Option Exercise Price ($)	Option Expiration Date(1)
	Exercisable (#)	Unexercisable (#)
Peter McCausland	125,000	—	16.52	05/06/2012
	115,000	—	19.22	05/12/2013
	115,000	—	21.15	05/25/2014
	110,000	—	24.09	05/24/2015
	75,000	25,000	36.17	05/23/2014
	62,500	62,500	43.62	05/08/2015
	31,250	93,750	60.84	05/20/2016
	—	150,000	43.06	05/19/2017

Robert M. McLaughlin	3,000	—	10.49	06/25/2011
	11,200	—	16.52	05/06/2012
	10,300	—	19.22	05/12/2013
	10,000	—	21.15	05/25/2014
	9,400	—	24.09	05/24/2015
	7,500	2,500	36.17	05/23/2014
	13,300	13,300	43.62	05/08/2015
	6,250	18,750	60.84	05/20/2016
	—	29,000	43.06	05/19/2017

Andrew R. Cichocki	33,000	—	8.99	05/08/2011
	17,200	—	16.52	05/06/2012
	15,900	—	19.22	05/12/2013
	9,900	—	21.15	05/25/2014
	9,400	—	24.09	05/24/2015
	7,050	2,350	36.17	05/23/2014
	5,500	5,500	43.62	05/08/2015
	3,625	10,875	60.84	05/20/2016
	—	16,800	43.06	05/19/2017

Robert A. Dougherty	18,700	—	16.52	05/06/2012
	17,300	—	19.22	05/12/2013
	15,600	—	21.15	05/25/2014
	2,000	—	21.51	08/04/2014
	14,700	—	24.09	05/24/2015
	10,500	3,500	36.17	05/23/2014
	7,000	7,000	43.62	05/08/2015
	2,500	2,500	46.86	11/20/2015
	3,500	10,500	60.84	05/20/2016
	—	12,000	42.00	05/01/2017
	—	16,200	43.06	05/19/2017

Michael L. Molinini	7,500	—	8.99	05/08/2011
	18,700	—	16.52	05/06/2012
	17,300	—	19.22	05/12/2013
	15,600	—	21.15	05/25/2014
	30,000	—	24.09	05/24/2015
	21,525	7,175	36.17	05/23/2014
	14,350	14,350	43.62	05/08/2015
	7,500	22,500	60.84	05/20/2016
	—	60,000	43.06	05/19/2017

(1)	The stock options listed above vest in 25% increments per year over four years. Stock options granted to the named executive officers during the 2007, 2008, 2009 and 2010 fiscal years have eight-year terms, subject to earlier termination or expiration in the event of termination of service or as otherwise set forth in the 2006 Equity Plan. All stock options granted to the named executive officers prior to the 2007 fiscal year have 10-year terms, subject to earlier termination or expiration in the event of termination of service or as otherwise set forth in the 1997 Plan.

Option Exercises During the 2010 Fiscal Year

	Option Awards
Name	Number of Shares Acquired on Exercise	Value Realized on Exercise ($)
Peter McCausland(1)	300,000	$12,292,500
Andrew R. Cichocki(2)	44,500	$1,633,082
Robert A. Dougherty	-0-	-0-
Robert M. McLaughlin	-0-	-0-
Michael L. Molinini	-0-	-0-

(1)	Mr. McCausland exercised stock options to acquire 150,000 shares on January 5, 2010, at an exercise price of $5.50 and a market price of $48.22 per share and stock options to acquire 150,000 shares on January 5, 2010, at an exercise price of $8.99 per share and a market price of $48.22 per share. Mr. McCausland has not sold any shares of Airgas common stock received as a result of these exercises.
(2)	Mr. Cichocki exercised stock options to acquire 21,000 shares on May 13, 2009, at an exercise price of $11.50 per share and a weighted average market price of $40.27 per share, stock options to acquire 19,100 shares on September 23, 2009, at an exercise price of $5.50 per share and a market price of $49.33 per share, and stock options to acquire 4,400 shares on September 24, 2009 at an exercise price of $5.50 per share and a market price of $49.08 per share.

Equity Compensation Plan Information

The following table sets forth information as of March 31, 2010 about the shares of our common stock that may be issued upon the exercise of options, warrants and rights under our equity compensation plans which were approved by our stockholders.

Plan Category	(a) Number of securities to be issued upon exercise of outstanding options, warrants and rights	(b) Weighted-average exercise price of outstanding options, warrants and rights	(c) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by security holders(1)(2)
Employee Stock Purchase Plan	121,572	$28.53	321,916
2006 Equity Plan	6,707,018	$36.15	3,801,877
Equity compensation plans not approved by security holders	—	—	—
Total	6,828,590	$36.01	4,123,793

(1)	The Employee Stock Purchase Plan, which was approved by our stockholders at the 2003 Annual Meeting of Stockholders and amended and restated at our 2006 Annual Meeting of Stockholders, and is being submitted to the stockholders at the 2010 Annual Meeting for further amendment, encourages and assists employees in acquiring an equity interest in Airgas by allowing eligible employees to purchase common stock at a discount.
(2)	The 2006 Equity Plan, which was approved by our stockholders at our 2006 Annual Meeting of Stockholders and amended and restated at our 2009 Annual Meeting of Stockholders, replaced both the 1997 Plan, and the 1997 Directors’ Stock Option Plan, referred to as the Directors’ Plan. Shares subject to outstanding stock options that terminate, expire or are canceled without having been exercised and shares available for issuance under the 1997 Plan and the Directors’ Plan were carried forward to the 2006 Equity Plan. As of March 31, 2010, only stock options have been granted under the 2006 Equity Plan and predecessor stock option plans.

Nonqualified Deferred Compensation for the 2010 Fiscal Year

The Deferred Compensation Plan I is a nonqualified, unfunded plan. In May 2004, our Board authorized the termination of the plan for new participants and the discontinuance of further deferrals by existing participants after May 31, 2004. The Deferred Compensation Plan I provided employees the opportunity to defer base salary and all or any portion of their annual bonus. Amounts deferred are unsecured, but earn a return equal to the performance of selected mutual funds. All named executive officers were eligible, but only Mr. Molinini held balances in the Deferred Compensation Plan I during the 2010 fiscal year.

The Deferred Compensation Plan II is a nonqualified, unfunded plan available for contribution since July 1, 2006. The Deferred Compensation Plan II provides employees the opportunity to defer base salary and all or any portion of their annual bonus. Amounts deferred are unsecured, but earn a return equal to the performance of selected mutual funds and a choice to track Airgas common stock. There are no Airgas contributions to the Deferred Compensation Plan II. The purpose of the salary and bonus deferral program is to provide “highly compensated” employees with a convenient and efficient opportunity to save for retirement or other future events, such as college expenses, while deferring applicable income taxes until withdrawal. All named executive officers were eligible, but none participated in the Deferred Compensation Plan II during the 2010 fiscal year.

Name	Executive Contributions in FY 2010 ($)	Registrant Contributions in FY 2010 ($)	Aggregate Earnings in FY 2010 ($)(1)	Aggregate Withdrawals/ Distributions in FY 2010 ($)	Aggregate Balance at 3/31/10 ($)
Peter McCausland	-0-	-0-	-0-	-0-	-0-
Robert M. McLaughlin	-0-	-0-	-0-	-0-	-0-
Andrew R. Cichocki	-0-	-0-	-0-	-0-	-0-
Robert A. Dougherty	-0-	-0-	-0-	-0-	-0-
Michael L. Molinini	-0-	-0-	83,110	-0-	516,818

(1)	Reflects earnings (loss) on balances in the Deferred Compensation Plan I and the Deferred Compensation Plan II. Earnings are from tracking the results of mutual funds and a fund tracking Airgas common stock as selected by the named executive officer from the fund choices offered in each plan.

Potential Payments upon Termination

Our named executive officers are eligible to receive benefits in the event their employment is terminated (1) by Airgas without cause, (2) upon their retirement, disability or death or (3) in certain circumstances following a change in control. The amount of benefits will vary based on the reason for the termination.

The following sections present calculations as of March 31, 2010 of the estimated benefits our named executive officers would receive in these situations. Although the calculations are intended to provide reasonable estimates of the potential benefits, they are based on numerous assumptions and may not represent the actual amount a named executive officer would receive if an eligible termination event were to occur.

In addition to the amounts disclosed in the following sections, each named executive officer would retain the amounts which he has earned or accrued over the course of his employment prior to the termination event, such as the named executive officer’s balances under our deferred compensation plans, accrued retirement benefits and previously vested stock options. For further information about previously earned and accrued amounts, see the tables entitled “Summary Compensation Table for the 2010 Fiscal Year,” “Outstanding Equity Awards at 2010 Fiscal Year-End,” “Option Exercises During the 2010 Fiscal Year” and “Nonqualified Deferred Compensation for the 2010 Fiscal Year.”

Severance Benefits

If the employment of a named executive officer, other than Mr. McCausland, is terminated due to (1) a lack of work, (2) a reorganization of our business, (3) the closing of all or a portion of the named executive officer’s principal workplace or (4) economic conditions, and not as a result of a “change of control,” the named executive officer may be entitled to receive benefits under our Severance Pay Plan. Messrs. Cichocki, Dougherty, McLaughlin and Molinini participate in our severance plan, which is generally available to other employees. Severance-related benefits under the plan are provided only if the participant executes a separation agreement prepared by Airgas, which includes a release of claims in consideration of the payments.

Under Mr. McCausland’s Amended and Restated Executive Severance Agreement, in the event that Mr. McCausland’s employment is terminated for reasons other than “cause,” he would receive a lump-sum payment equal to two times his annual salary that was in effect at the end of his active employment, payments equal to the premium cost that Mr. McCausland would pay at COBRA rates for health and welfare benefits for 36 months following active employment and immediate vesting of all unvested stock options and restricted stock. We have never granted any restricted stock under the 2006 Equity Plan. All stock options held by Mr. McCausland on his termination date would remain exercisable until the option’s expiration date.

The following table presents the estimated separation benefits that would have been required to be paid to Mr. McCausland under the terms of his severance agreement if his employment had been terminated, other than for “cause,” as of March 31, 2010.

Named Executive Officer	Severance Payments ($)(1)	Vesting of Unvested Stock Options ($)(2)	Health & Welfare Benefits ($)(3)	Total ($)
Peter McCausland	1,650,000	5,280,875	17,152	6,948,027

(1)	Represents a lump-sum payment equal to two times Mr. McCausland’s annual salary.
(2)	The value of accelerated vesting of stock options is estimated using the in-the-money value as of March 31, 2010, based on a stock price of $63.62.
(3)	The estimated net cost to Airgas of the COBRA payments for Mr. McCausland’s health and welfare benefits continued for 36 months.

Retirement, Disability and Death

Death or Retirement

To be eligible for retirement, an executive officer must be at least age 65 or have combined age and Airgas service at least equal to 75 years. Messrs. McCausland and Molinini are the named executive officers who are eligible for retirement as of March 31, 2010. In the event of death or retirement, an executive or his beneficiary is entitled to vesting of an additional year of unvested stock options and continued eligibility to exercise the vested stock options under the same terms as an active employee (i.e., until the original expiration dates unless terminated earlier under the terms of the applicable equity plan). Additionally, the named executive officer or his or her beneficiary is entitled to the executive’s annual incentive cash bonus award, prorated based upon the number of days the executive was an active employee with Airgas during the fiscal year, on the next bonus payment date. In the event of a named executive officer’s death, his or her beneficiary also would receive payouts under Airgas-funded life insurance policies.

The following table presents the estimated benefits payable, based on death or retirement on March 31, 2010.

Named Executive Officer	Bonus Payment ($)(1)	Vesting of Unvested Stock Options ($)(2)	Total ($)
Peter McCausland	363,000	2,169,125	2,532,125
Robert M. McLaughlin	46,823	368,060	414,883
Andrew R. Cichocki	124,728	215,937	340,665
Robert A. Dougherty	38,248	344,883	383,131
Michael L. Molinini	106,836	669,704	776,540

(1)	Represents the named executive officer’s full bonus for the 2010 fiscal year payable on June 15, 2010.
(2)	The value of vesting of stock options on the next anniversary is estimated using the in-the-money value as of March 31, 2010, based on a stock price of $63.62.

Disability

Upon an executive’s termination of employment due to disability, the named executive officer would receive the stock option benefits described above.

The following table presents the estimated benefits payable upon disability as of March 31, 2010.

Named Executive Officer	Vesting of Unvested Stock Options ($)(1)
Peter McCausland	2,169,125
Robert M. McLaughlin	368,060
Andrew R. Cichocki	215,937
Robert A. Dougherty	344,883
Michael L. Molinini	669,704

(1)	The value of vesting of stock options on the next anniversary is estimated using the in-the-money value as of March 31, 2010, based on a stock price of $63.62.

Potential Change of Control Payments

We have agreements with all the named executive officers, which take effect only if a “change of control” occurs. The severance and other benefits payable to the named executive officers under their agreements are due only if (1) there is a change of control and (2) we terminate their employment other than for cause, or if they terminate their employment for good reason within three years following a change of control, commonly referred to as a “Double Trigger.” Good reason includes a material diminution of position, a material decrease in base compensation, a material breach of any employment agreement or a material change in location.

The change of control agreements entitle the executive officers to a lump-sum payment equal to two times their annual base salary prior to the executive’s separation from service or change of control (whichever is greater) plus two times their annual cash incentive bonus last paid to them prior to the change of control. Mr. McCausland also is entitled to a lump-sum payment equal to two times his annual base salary, as described above under “Severance Benefits.” The agreements also accelerate vesting of all outstanding unvested stock options and restricted stock grants and entitle the named executive officer to continuation of health and welfare benefits for up to 36 months. In the aggregate, the benefits under these agreements are capped at 2.99 times the average base compensation as defined in Section 280G of the Code.

A “change of control” is defined in the agreements to include a change in a majority of the Board, consummation of certain mergers and the sale of all or substantially all of Airgas’ assets. The “change of control”

definition also includes events in which a party (other than Mr. McCausland) acquires 20% or more of the combined voting power of our then-outstanding securities, or in which Mr. McCausland, together with all affiliates and associates, acquires 30% or more of the combined voting power of our then-outstanding securities.

The following table assumes that each named executive officer is terminated after a change of control for reasons other than cause, retirement, disability or death. These values are estimated as of March 31, 2010.

Named Executive Officer	Severance Payments ($)	Vesting of Unvested Stock Options ($)(2)	Health & Welfare Benefits ($)(3)	Total ($)
Peter McCausland(1)	4,550,000	5,280,875	17,152	9,848,027
Robert M. McLaughlin	817,048	982,990	25,807	1,825,845
Andrew R. Cichocki	591,832	550,148	25,807	1,167,787
Robert A. Dougherty	687,144	899,677	25,807	1,612,628
Michael L. Molinini	1,005,563	1,780,104	17,152	2,802,819

(1)	Mr. McCausland would have received the severance payment under his severance agreement (two times his annual base salary) in addition to the severance payment under his change of control agreement (two times his annual base salary plus two times his annual cash incentive bonus last paid to him prior to the change of control).
(2)	The value of accelerated vesting of stock options is estimated using the in-the-money value as of March 31, 2010, based on a stock price of $63.62.
(3)	The estimated net cost to Airgas of health and welfare benefits continued for 36 months.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Review and Approval of Related Person Transactions

We review all relationships and transactions in which Airgas and our directors and executive officers or their immediate family members are participants to determine whether such persons have a direct or indirect material interest. Our legal staff is primarily responsible for the development and implementation of processes and controls to obtain information from the directors and executive officers with respect to related person transactions and for then determining, based on the facts and circumstances, whether Airgas or a related person has a direct or indirect material interest in the transaction. As required under SEC rules, transactions that are determined to be directly or indirectly material to Airgas or a related person are disclosed in our proxy statement. In addition, the Audit Committee reviews and approves or ratifies any related person transaction that is required to be disclosed. In the course of its review and approval or ratification of a disclosable related party transaction, the Committee considers:

•	the nature of the related person’s interest in the transaction;

•	the material terms of the transaction, including, without limitation, the amount and type of transaction;

•	the importance of the transaction to the related person;

•	the importance of the transaction to Airgas;

•	whether the transaction would impair the judgment of a director or executive officer to act in the best interest of Airgas; and

•	any other matters the Committee deems appropriate.

Transactions

Since the beginning of the 2010 fiscal year, we have not engaged in any transaction or series of similar transactions, or any currently proposed transaction or series of similar transactions, to which Airgas or any of its subsidiaries was or is to be a participant (1) in which the amount involved exceeds $120,000 and (2) in which any of our directors, executive officers or persons known to us to be beneficial owners of more than 5% of our common stock, or members of the immediate families of those individuals, had or will have, a direct or indirect material interest.

We do have business relationships with corporations or other organizations in which a director, nominee for director or executive officer of Airgas may also be a director, executive officer, investor or trustee, or have some other similar direct or indirect relationship with the other corporation or organization. For example, we provide goods and services to, and purchase goods and services from, companies such as Triumph Group, Inc. (of which Richard C. Ill, one of our directors, is President and Chief Executive Officer and a director), Tyco Electronics, Ltd. (of which Paula A. Sneed, one of our directors, is a director), Rayonier, Inc. (of which Lee M. Thomas, one of our directors, is Chairman, President and Chief Executive Officer) and American Water Works Company, Inc. (of which Ellen C. Wolf, one of our directors, is Senior Vice President and Chief Financial Officer). In all instances, including those described above, we enter into these arrangements in the ordinary course of business and each party provides to or receives from the other the relevant goods and services on a non-exclusive basis at arms-length negotiated rates. In addition, none of our directors was directly involved with the negotiation or consummation of any such arrangement. While any revenue, profits or other aspects of a business relationship with us may, of course, affect the individual’s overall compensation or value of his or her investments in the other corporation or organization, we do not believe that in any of these cases the relevant director receives or has received any compensation from the other corporation that is directly linked to an Airgas-related business arrangement. None of these arrangements is material to us or to the other corporation or organization involved, and we do not believe that any indirect interest that our directors may have with respect to such an arrangement is material.

SECURITY OWNERSHIP

The following table sets forth certain information, according to information supplied to Airgas, regarding the number and percentage of shares of our common stock beneficially owned on May 31, 2010 (1) by each person who is the beneficial owner of more than 5% of our common stock, (2) by each director and nominee for director, (3) by each named executive officer and (4) by all of our directors, nominees for director and executive officers as a group. Unless otherwise indicated, the stockholders listed possess sole voting and investment power with respect to the shares listed.

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership(1)		Percentage of Shares Outstanding
Peter McCausland 1113 Brynlawn Road Villanova, PA	8,556,020	(2)(3)(4)(5)	10.2%

Bonnie F. McCausland 1113 Brynlawn Road Villanova, PA	7,736,778	(5)(6)	9.3%

W. Thacher Brown	191,760	(2)(7)	*

James W. Hovey	107,750	(2)	*

Richard C. Ill	48,500	(2)	*

Paula A. Sneed	85,669	(2)	*

David M. Stout	80,001	(2)	*

Lee M. Thomas	70,875	(2)	*

John C. van Roden, Jr.	30,540	(2)(8)	*

Ellen C. Wolf	11,773	(2)	*

Andrew R. Cichocki	166,459	(2)	*

Robert A. Dougherty	114,412	(2)	*

Robert M. McLaughlin	101,162	(2)(4)	*

Michael L. Molinini	177,185	(2)	*

Eton Park Capital Management, L.P. 399 Park Avenue, 10th Floor New York, NY 10022	6,014,200	(9)	7.3%

York Capital Management Global Advisors, LLC 767 Fifth Avenue, 17th Floor New York, NY 10022	5,003,969	(10)	6.0%

All directors and executive officers as a group (18 persons)	10,146,522	(2)(3)(4)(5)(6)(7)(8)	11.9%

*	Less than 1% of our outstanding common stock.
(1)	Includes all options and other rights to acquire shares exercisable on or within 60 days of May 31, 2010.
(2)	Includes the following number of shares of our common stock which may be acquired by certain directors, executive officers and 5% stockholders through the exercise of options that were exercisable as of May 31, 2010 or became exercisable within 60 days of that date: Mr. McCausland, 758,750 shares; Mr. Brown, 66,500 shares; Mr. Hovey, 66,500 shares; Mr. Ill, 41,000 shares; Ms. Sneed, 66,500 shares; Mr. Stout, 66,500 shares; Mr. Thomas, 57,500 shares; Mr. van Roden, 25,540 shares; Ms. Wolf, 11,773 shares; Mr. Cichocki, 114,500 shares; Mr. Dougherty, 109,350 shares; Mr. McLaughlin, 93,600 shares; Mr. Molinini, 169,325 shares; and all directors and executive officers as a group, 1,986,183 shares.
(3)	Investment and/or voting power with respect to 6,303,505 of such shares are shared with, or under the control of, Mr. McCausland’s spouse, Bonnie McCausland, 75,043 shares are held by a charitable foundation of which Mr. McCausland is an officer and director and 1,356,730 shares are held by six separate grantor retained annuity trusts of which Mr. McCausland and Mrs. McCausland are co-trustees.

(4)	Includes the following shares of our common stock held under our 401(k) Plan as of May 31, 2010: Mr. McCausland, 46,284 shares; Mr. McLaughlin, 220 shares; and all executive officers as a group, 61,004 shares.
(5)	2,000,000 of such shares are pledged as collateral for a $45,000,000 line of credit with a brokerage firm.
(6)	Investment and/or voting power with respect to 6,303,505 of such shares are shared with, or under the control of, Mrs. McCausland’s spouse, Peter McCausland, 75,043 shares are held by a charitable foundation of which Mrs. McCausland is an officer and director, 1,356,730 shares are held by six separate grantor retained annuity trusts of which Mr. McCausland and Mrs. McCausland are co-trustees and 1,500 shares are held in Mrs. McCausland’s individual IRA account.
(7)	Mr. Brown disclaimed beneficial ownership of 8,000 shares held by immediate family in a Form 4 filed on January 30, 2008.
(8)	Includes 3,000 shares owned by a general partnership of which Mr. van Roden is a 0.5% owner and a general partner.
(9)	Eton Park Capital Management, L.P. (“EP Management”), the general partner of Eton Park Fund, L.P. (“EP Fund”) and Eton Park Master Fund, Ltd. (“EP Master Fund”), EP Fund, EP Master Fund and several related entities filing for the purposes of such report, jointly filed a Schedule 13D on May 28, 2010, upon which Airgas has relied in making this disclosure. EP Management shares voting and dispositive power as to 2,104,970 shares with EP Fund and 3,909,230 shares with EP Master Fund.
(10)	York Capital Management Global Advisors, LLC (“YGA”) and JGD Management Corp. (“JGD”), and several related entities filing for the purposes of such report, jointly filed a Schedule 13D on April 12, 2010, upon which Airgas has relied in making this disclosure. YGA has sole voting and dispositive power as to 4,239,220 shares and JGD has sole voting and dispositive power as to 764,749 shares.